VOIS, INC.

3525 Del Mar Heights Road, Suite 802

San Diego, California 92130

(858) 461-0423

October 15, 2013

Mr. Gabriel Eckstein, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VOIS, Inc., Schedule 14C, Filed September 27, 2013, File No. 000-33035

Dear Mr. Eckstein:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated October 1, 2013, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Change of Domicile

Plan of Merger, page 5

1. Please disclose the reason for your name change to Mind Solutions, Inc.

Response: As discussed in our Amendment No. 1 to our Schedule 14C, we feel that the change in our corporate name is necessary to more accurately reflect the new nature of our business. Please see the revisions which are highlighted in the attached blackline version of Amendment No. 1 to our Schedule 14C.

2. We note your discussion in the first paragraph on page 6 regarding the reason why you chose Nevada as your new domicile. Please balance your disclosure by discussing any disadvantages that may be imposed on independent shareholders resulting from the change in domicile.

Response: Please see the revisions which are highlighted in the attached blackline version of Amendment No. 1 to our Schedule 14C.

Certain Provisions of Our Proposed Articles of Incorporation and Bylaws, page 9

3. You disclose in the last sentence of the first paragraph that as a result of your change in domicile you will create a staggered board. Please include a material discussion of the reasons for, and consequences of, such change, including how you will transition to a staggered board, new board terms and election procedures, and the disadvantages to independent shareholders.

Response: The reference to a staggered board was an error. The reference has been deleted.

4. Please note that the information statement should disclose all material differences between the two bodies of law and between your governing documents before and after the change in domicile. Your discussion in this section of your document appears to discuss only the provisions in the articles and bylaws upon consummation of the change in domicile. Please significantly expand your disclosure to include a comparison of any material differences between the outstanding securities and the new securities, including a comparison of each state’s corporate law as well as material provisions of the articles and bylaws. When revising your disclosure, include as part of your discussion any provisions in the new articles or bylaws that do not simply reflect the default result of Nevada statutes. For instance, you should discuss the effects of any election to include new provisions to the Nevada articles or bylaws that offer management greater flexibility or impose greater burdens on shareholders than the result the Nevada statute would impose absent the provisions.

Response: Please see the revisions which are highlighted in the attached blackline version of Amendment No. 1 to our Schedule 14C.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Kerry Driscoll,

Kerry Driscoll

Chief Executive Officer

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